UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

08 November 2011
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

“This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on
 Form F-3 (No.333-166313) and Form S-8 (No.s 333-165870, 333-90808, 333-173246, 333-10430, 333-13308 and 333-103656) of CRH plc,
 and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.”

Enclosure:  CRH Amends Share Listings

N      E      W      S                R      E      L      E      A      S      E

8 November 2011

CRH AMENDS SHARE LISTINGS

In recent years, as the international operations and profile of CRH plc ("CRH" or "the Group") have grown, the proportion of the Group's shares held by overseas investors has increased significantly. In addition the majority of trading in CRH's Ordinary shares now takes place on the London Stock Exchange ("LSE") with trading of CRH on other London based platforms also increasing.

Against this background CRH has reviewed its stock exchange listings to ensure that they reflect the trading and shareholder profile of the Group.  With effect from 6 December 2011, CRH's Ordinary shares will be reclassified from being primary-listed to being secondary-listed on the Irish Stock Exchange's Main Securities Market pursuant to Listing Rule 11.4, (the "Reclassification"). CRH will retain the Premium Listing of its Ordinary shares on the Official List of the United Kingdom Listing Authority and its Ordinary shares will continue to be traded on the main market for listed securities of the LSE. There will be no change to CRH's New York Stock Exchange listing of its American Depository Shares each representing one Ordinary share. The Reclassification is not subject to the approval of shareholders. CRH will continue to adhere to the principles of the UK Corporate Governance Code, pre-emption rights and, as far as practicable, the UK Takeover Code and will remain subject to all of the super-equivalent regulatory obligations consequent to its continued Premium Listing in London. Accordingly the Reclassification will have no material effect on the shareholder rights and investor protections currently applicable to an investment in CRH.

Following preliminary discussions, FTSE has indicated that as a result of this change CRH should be eligible for the FTSE UK Index Series provided it maintains the Premium Listing of its Ordinary shares on the LSE, trades those shares in Sterling (GBP) pence and continues to have adequate trading liquidity on the LSE. The Group believes that FTSE UK index inclusion would result in a further increase in UK and international investor awareness of CRH.

From tomorrow morning, 9 November 2011, CRH Ordinary shares listed in London will trade in Sterling (GBP) pence rather than in euro. CRH Ordinary shares will continue to trade in euro in Dublin.  There will be no break in the trading of CRH Ordinary shares in either Dublin or London. There will be no impact on the amount or the timing of any dividend payments as a result of the Reclassification. The reporting currency of CRH will continue to be euro and dividends will continue to be declared in euro; existing procedures regarding currency elections will remain in force.

The FTSE Nationality Committee, which considers the qualification of shares for index eligibility, meets today. The FTSE European/Middle East/Africa Regional Committee, which considers shares for index inclusion, meets on 7 December 2011.  Subject to the independent deliberations of the FTSE committees, CRH could be included in the FTSE All-Share and FTSE 100 indices from the start of business on 19 December 2011.

Commenting on these developments, Myles Lee, CRH Chief Executive, said:
"We believe that these listing arrangements are in the best long-term interests of CRH and will increase the Group's attractiveness to a wider international investor base. The changes announced today represent a logical progression for CRH given the international nature of its business and the fact that the majority of trading in the Group's shares is on the LSE. These changes will have no impact on the operations of the Group. CRH remains headquartered, incorporated and tax-resident in Ireland."

Contact at Dublin +353 1 404 1000

Myles Lee              Chief Executive                            Maeve Carton       Finance Director
Éimear O'Flynn      Head of Investor Relations        Rossa McCann     Head of Group Finance & Treasury

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland  TELEPHONE +353.1.4041000  FAX +353.1.4041007
EMAIL mail@CRH.com WEBSITE www.CRH.com  Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  08 November 2011

By:___/s/Maeve Carton___
M. Carton
Finance Director